Exhibit 99.2

TIAN RUIXIANG Holdings Ltd’s Subsidiary Enters into Sale and Purchase Agreement for Licensed Insurance Broker in Hong Kong

BEIJING, Feb. 14, 2024 (GLOBE NEWSWIRE) -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company"), a China-based insurance broker conducting business through its variable interest entity in China, today announced that TRX HongKong Investment Limited (“TRX HongKong”), a wholly-owned subsidiary of the Company, has entered into a sale and purchase agreement (the “SPA”) to acquire Peak Consulting Services Limited ("the Target") from Yuefu Company Limited (the “Vendor”), the sole shareholder of the Target. The Target is a licensed insurance brokerage in Hong Kong. This strategic acquisition represents a milestone in the Company's business to expand into the Hong Kong insurance brokerage market.

Pursuant to the SPA, the proposed acquisition (the “Acquisition”) is conditioned upon, among other things, the completion of a satisfactory diligence review of the Target by TRX HongKong prior to the consummation of the Acquisition.

The total consideration for the Acquisition is $1.5 million, to be paid in 3,472,222 of the Company’s Class A ordinary shares, which was calculated based on $0.432 per share, equivalent to 80% of the closing price of $0.54 per share on January 31, 2024, on NASDAQ.

Upon the consummation of the Acquisition, the management of TRX HongKong will work closely with the management of the Target to aim for a seamless integration of operations in an effort to deliver enhanced value propositions to insurance clients in the Hong Kong market.

Mr. Zhe Wang, Chairman and CEO of TIAN RUIXIANG Holdings Ltd, stated, "This acquisition aligns with our long-term strategic vision of establishing a presence beyond mainland China’s insurance brokerage market. We are excited about the growth opportunities in the Hong Kong market and are committed to leveraging our expertise and resources in order to capitalize on such opportunities."

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) other insurance, such as life insurance and health insurance. For more information, visit the company's website at http://ir.tianrx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Wealth Financial Services LLC

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)